SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN REACHES RECORD NET REVENUES OF R$16.9 BILLION IN 2012

STEEL SALES VOLUME TOTALED 5.8 MILLION TONNES IN 2012, 19% HIGHER THAN 2011

São Paulo, Brazil, March 28, 2013

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces its consolidated results for the fourth quarter (4Q12) and full year of 2012, which are presented in Brazilian Reais and in accordance with both the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and  the Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s consolidated results and comparisons refer to the third quarter of 2012 (3Q12) and full year of 2011, unless otherwise stated. The Real/U.S. Dollar exchange rate on December 28, 2012 was R$2.044.

•         CSN’s consolidated net revenue reached the record amount of R$16.9 billion in 2012, fueled by the record net revenue of R$4.6 billion in 4Q12;

•         Steel net revenue reached the record amount of R$10.8 billion in 2012, due to the record steel sales volume of 5.8 million tonnes, in which, domestic sales stood out;

•         In 2012, working capital declined by R$806 million, chiefly due to improved payment and inventory management, which reduced the cash conversion cycle by 34 days;

•         CSN’s investments in fixed assets totaled R$3.1 billion in 2012;

•         CSN ended the year with R$14.4 billion in cash and cash equivalents.

Executive Summary

Consolidated Highlights	4Q12	3Q12	2012	2011	4Q12 x 3Q12 (Change)	2012 x 2011 (Change)
Net Revenue (R$ MM)	4,597	4,267	16,896	16,520	8%	2%
Gross Profit (R$ MM)	1,361	1,164	4,824	6,719	17%	-28%
Adjusted EBITDA (R$ MM)	1,222	1,076	4,532	6,468	14%	-30%
Adjusted EBITDA Margin (%)	27%	25%	27%	39%	2 p.p.	-12 p.p.
Total Sales (thousand t)
- Steel	1,506	1,589	5,829	4,896	-5%	19%
- Domestic Market	77%	79%	77%	86%	-2 p.p.	-9 p.p.
- Overseas Subsidiaries	20%	19%	20%	10%	1 p.p.	10 p.p.
- Export	3%	2%	3%	4%	1 p.p.	-1 p.p.
- Iron Ore[1]	6,422	6,564	25,775	29,332	-2%	-12%
- Domestic Market	0%	3%	2%	5%	-3 p.p.	-3 p.p.
- Export	100%	97%	98%	95%	3 p.p.	3 p.p.
Net Debt (R$ MM)	15,707	15,644	15,707	12,471	0%	26%
Cash Position	14,445	14,554	14,445	15,417	-1%	-6%

At the close of 2012

•    BM&FBovespa: CSNA3 R$11.86/share

•    NYSE: SID US$5.81/ADR (1 ADR = 1 share)

•    Total no. of shares = 1,457,970,108

•    Share appreciation (CSNA3): 4%

•    ADR appreciation (SID): 3%

•    Market Cap: R$17.3 billion/US$8.5 billion

Investor Relations Team

•   IR Executive Officer: David Salama - (+55 11) 3049-7588

•   IR Manager: Claudio Pontes - (+55 11) 3049-7592

•   Specialist:  Kate Murano - (+55 11) 3049-7585

•   Analyst:  Ana Troster - (+55 11) 3049-7526

•   Analyst: Leonardo Goes – (+55 11) 3049-7593

invrel@csn.com.br

1

Economic Scenario

The recovery of global economic activity is moving ahead at a moderate pace, still reflecting the high level of uncertainty surrounding the international scenario.

While the Eurozone remains in retraction, with high unemployment and political challenges, the United States still faces concerns over its fiscal policy.

The monetary policy trend in emerging countries is, in general, expansionist, with prospects of a recovery in the pace of activity, sustained by domestic demand.

Following six months of shrinkage, December’s global Purchasing Managers Index (PMI) moved up, with the US and Chinese indicators reaching their highest level since May, 2012. The Eurozone PMI remained low with a decline in industrial output and weak domestic demand.

The IMF estimates global growth of 3.5% in 2013, a slight improvement over the 3.2% forecasted for 2012.

USA

U.S. GDP grew by 2.2% in 2012, an improvement over the 1.8% reported in 2011.

According to the latest FED figures, industrial production edged up by 0.3% in December and 1.0% in 4Q12, reflecting reconstruction works post-hurricane Sandy. Manufacturing PMI reached 50.7 points in December, versus 49.5 in November.

On the monetary policy front, the FED opted to peg interest rates to the economic scenario, keeping them low while unemployment is above 6.5% and estimated inflation for the next two years does not exceed 2.5%.

The FED estimates GDP growth of between 2.3% and 2.8% in 2013. However, the US$85 billion cut in the U.S. budget may affect several economic sectors, resulting in a reduction of up to 1% in the GDP estimates.

In January, Congress approved a tax increase from 35% to 39.6% for households with an annual income of over US$450,000, in order to reduce the risk associated with the fiscal cliff.

Europe

The Eurozone manufacturing sector ended 2012 in recession, reflecting weak international and domestic demand. Manufacturing PMI stood at 46.1 points in December, the 17th consecutive monthly decline.

Unemployment remained flat in December over November at 11.7%, equivalent to 18.7 million people out of work in the Eurozone. Greece and Spain had the highest rates, with 26.8% and 26.1% respectively, while Germany recorded unemployment of 5.3%.

According to Eurostat, Eurozone GDP decreased by 0.5% in 2012 over 2011 and by 0.6% in 4Q12 over the previous quarter, marking the bloc’s worst performance since the beginning of 2009. The downturn in 4Q12 was fueled by the four largest economies: Germany (0.6%), France (0.3%), Italy (0.9%) and Spain (0.7%).

The European Central Bank has recently forecast stagnation in 2013 and growth of 1.1% in 2014.

In the UK, fourth-quarter GDP fell by 0.3% over 3Q12, the latter reflecting the influence of the Olympic Games in August. Annual GDP remained unchanged in 2012, with expectations of a 1% growth in 2013.

The Bank of England expects that the annualized inflation of 2.7% reported in January, reach the level of 3% by mid-2013, remaining above the 2% target for two years.

Asia

The Chinese economy has been recording steady growth, thanks to increased investments in infrastructure, the cut in interest rates and the reduction in reserve requirements since the end of 2011. Annualized GDP moved up by 7.9% in 4Q12, above the 7.4% increase posted in 3Q12, both year-on-year, interrupting the downward cycle and resulting in a growth of 7.8% in 2012.

2

Chinese manufacturing PMI reached 51.5 points in December, the highest figure since May 2011, while industrial output and retail sales climbed by 10% and 14.3%, respectively, in 2012. Annual inflation fell to 2.6%, less than half the inflation of 5.4% recorded in 2011.

For 2013, the Chinese Central Bank maintained its GDP growth estimate at 7.5%. During the Central Economic Work Conference held in December, Chinese authorities singled out urbanization growth as a key factor in fueling domestic demand, deemed necessary in order to reduce the country’s dependence on exports, given the uncertainties in the global economy. At the same time, the Chinese government is expected to continue with its proactive fiscal policies and prudential monetary measures.

Japanese GDP shrank by 0.1% in 4Q12 over 3Q12, while 2012 recorded an upturn of 1.9% in relation to 2011.

Impacted by the Japanese Central Bank’s aggressive monetary policy, the yen has depreciated by around 20% against the dollar since November 2012.

Brazil

GDP growth totaled 0.9% in 2012, led by the service and construction sectors, which moved up by 1.7% and 1.4%, respectively. Fourth-quarter growth was 0.6%, once again sustained by the service sector, which climbed by 1.1%. Once again, domestic demand was the most important growth driver, fueled by the moderate credit expansion, job creation and increased individual earnings. However, several uncertainties are still hampering investments, resulting in a reduction in Gross Fixed Capital Formation. For 2013, the Central Bank’s FOCUS report forecasts GDP growth of 3.00%.

December’s industrial production remained flat over November, resulting in a decrease of 2.7% for the year, the first negative result since 2009.

Inflation, as measured by the IPCA consumer price index, reached 0.79% in December, the highest monthly figure since March 2011, totaling 5.84% for the year as a whole.

In its last meeting held in March, the Monetary Policy Committee (COPOM) opted to maintain the benchmark Selic interest rate at 7.25%.

The real depreciated by 8.9% against the dollar in 2012, closing the year at R$2.04/US$, while foreign reserves totaled US$379 billion.

Macroeconomic Projections

	2013	2014
IPCA (%)	5.71	5.60
Commercial dollar (final) – R$	2.00	2.05
SELIC (final - %)	8.50	8.50
GDP (%)	3.00	3.50
Industrial Production (%)	3.00	3.95
Source: FOCUS BACEN Base: March 22, 2013

Net Revenue

In 2012, CSN consolidated net revenue reached the record of R$16,896 million, 2% up on 2011, chiefly due to higher sales of steel products, with record domestic sales of 4.5 million tonnes and the consolidation of SWT’s results as of February 2012.

In 4Q12, consolidated net revenue totaled R$4,597 million, 8% up on 3Q12 and another record, basically reflecting the increase in net revenue from the mining segment.

Cost of Goods Sold (COGS)

In 2012, consolidated COGS totaled R$12,072 million, 23% up on 2011, chiefly due to higher steel sales and increased production costs in the steel and mining segments.

Fourth-quarter COGS totaled R$3,235 million, 4% more than in 3Q12, largely due to higher iron ore sales in consolidated terms and the upturn in mining production costs.

3

Selling, General, Administrative and Other Operating Expenses

Annual SG&A expenses totaled R$1,508 million, 28% up on 2011, chiefly reflecting the increase in iron ore freight expenses and the consolidation of SWT’s results as of February 2012.

In 4Q12, SG&A expenses reached R$475 million, 21% higher than in 3Q12, essentially due to the increase in iron ore freight expenses.

In 2012, the “Other Operating Expenses” line was negative by R$2,673 million, versus a positive R$218 million result in 2011, primarily due to an expense of R$2,023 million from the reclassification of accumulated losses from the Company’s investments in Usiminas’ common and preferred shares, and a gain of R$698 million from the sale of its interest in Riversdale Mining Limited in 2011.

In 4Q12, the “Other Operating Expenses” line accounted for R$164 million, an increase of R$49 million in relation to the previous quarter, fueled by the increase in incidental expenses, a non-recurring item.

EBITDA

The Company uses adjusted EBITDA to measure the performance of its various segments and their operating cash flow generation capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, equity income and other operating revenue (expenses). However, although it is used to measure segment results, adjusted EBITDA is not a measure recognized by Brazilian accounting practices or International Financial Reporting Standards (IFRS), has no standard definition and therefore should not be compared to similar indicators adopted by other companies.

Adjusted EBITDA totaled R$4,532 million in 2012, 30% down on 2011, chiefly due to the reduction in sales volume and lower iron ore prices in the international market. The consolidated adjusted EBITDA margin in 2012 stood at 27%.

In 4Q12, adjusted EBITDA amounted to R$1,222 million, 14% up on 3Q12, fueled by the results from the mining segment, accompanied by a consolidated adjusted EBITDA margin of 27%, up by 2 p.p. on 3Q12.

Financial Result and Net Debt

In 2012, the net financial result was negative by R$1,992 million, chiefly due to the following factors:

▪ Interest on loans and financing totaling R$2,249 million;

▪ Expenses of R$159 million with the monetary restatement of tax installments;

These negative effects were partially offset by financial revenues of R$416 million.

In 4Q12, the net financial result was negative by R$550 million, mainly due to the following factors:

▪ Interest on loans and financing totaling R$522 million;

▪ Expenses of R$35 million with the monetary restatement of tax installments;

▪ Monetary and foreign exchange variations of R$78 million, including the result of derivative operations;

▪ Other financial expenses totaling R$50 million.

These negative effects were partially offset by financial revenues of R$135 million.

On December 31, 2012, consolidated net debt stood at R$15.7 billion, R$0.1 billion more than the R$15.6 billion recorded on September 30, 2012, essentially due to the following factors:

4

▪  Investments of R$0.8 billion in fixed assets;

▪  A R$0.6 billion effect from disbursements related to debt charges;

▪  Other effects which increased net debt by R$0.2 billion.

These impacts were offset by adjusted EBITDA of R$1.2 billion and a reduction of R$0.3 billion in working capital.

The net debt/EBITDA ratio closed the fourth quarter at 3.47x, based on LTM adjusted EBITDA.

Consolidated Net Income

CSN posted a net loss of R$481 million in 2012, basically due to the reclassification of accumulated losses from its investments in Usiminas’ common and preferred shares, previously booked under other comprehensive income in shareholders’ equity, which had an impact of R$1,335 million on the income statement. Excluding the effect from this accounting reclassification, which had no cash impact, CSN would have recorded net income of R$854 million in 2012.

In 4Q12, CSN recorded consolidated net income of R$316 million.

Capex

CSN invested R$3,144 million in 2012, R$1,627 million of which in the parent company, allocated as follows:

✓  Expansion of the Casa de Pedra mine and Itaguaí Port: R$381 million;

✓  Construction of the long steel plant: R$454 million;

✓  Expansion of the clinker plant: R$73 million.

The remaining balance of R$1,517 million went to subsidiaries or joint subsidiaries, mostly in the following projects:

✓  Transnordestina Logística: R$984 million;

✓  MRS Logística: R$328 million.

CSN invested R$788 million in 4Q12, R$441 million of which in the parent company, as follows:

✓  Expansion of the Casa de Pedra mine and Itaguaí Port: R$106 million;

✓  Construction of the long steel plant: R$116 million;

✓  Expansion of the clinker plant: R$12 million.

The remaining R$346 million went to subsidiaries or joint subsidiaries, mostly in the following projects:

✓  Transnordestina Logística: R$181 million;

✓  MRS Logística: R$112 million.

5

Working Capital

Working capital closed December 2012 at R$1,828 million, R$806 million down on the end-of-2011 balance, chiefly reflecting the Company’s improved management of payments and inventories. The average inventory turnover period fell by 27 days, while the average supplier payment period and the average receivables period increased by nine days and two days, respectively.

Compared to the close of September 2012, working capital declined by R$342 million, basically due to the increase in the suppliers line, thanks to the Company’s improved payment management. In this period, the average supplier payment period expanded by nine days, the average inventory turnover period narrowed by two days, and the average receivables period increased by one day.

WORKING CAPITAL (R$ MM)	4Q11	3Q12	4Q12	Change 4Q12 x 3Q12	Change 4Q12 x 4Q11
Assets	4,418	4,268	4,265	(3)	(153)
Accounts Receivable	1,559	1,636	1,715	79	156
Inventory (*)	2,754	2,509	2,504	(5)	(250)
Advances to Taxes	105	123	46	(77)	(59)
Liabilities	1,784	2,098	2,436	338	652
Suppliers	1,232	1,475	1,822	347	590
Salaries and Social Contribution	202	272	241	(31)	39
Taxes Payable	325	289	336	47	11
Advances from Clients	24	62	37	(25)	13
Working Capital	2,634	2,170	1,828	(342)	(806)

TURNOVER RATIO Average Periods	4Q11	3Q12	4Q12	Change 4Q12 x 3Q12	Change 4Q12 x 4Q11
Receivables	29	30	31	1	2
Supplier Payment	46	46	55	9	9
Inventory Turnover	103	78	76	(2)	(27)
Cash Conversion Cycle	86	62	52	(10)	(34)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy.  The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy
Pres. Vargas Steel Mill	Casa de Pedra	Railw ays:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments.

The Company’s Management uses Adjusted EBITDA to measure the segments' performance and the operating cash flow generation capacity.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

6

Net revenue by segment in 2012 (R$ million)

Steel
Mining
Logistics
Cement
Energy
63.1%
R$ 10,802
26.2%
R$ 4,485
7.1%
R$ 1,218
2.3%
R$ 388
1.3%
R$ 229
2,398
2,652
2,917
2,835
1,130
1,117
937
1,301
281
298
325
314
87
94
109
98
55
57
56
61
1Q12
2Q12
3Q12
4Q12

Adjusted EBITDA by segment in 2012 (R$ million)

Steel
Mining
Logistics
Cement
Energy
43.1%
R$ 2,068
45.1%
R$ 2,166
9.1%
R$ 436
1.2%
R$ 60
1.5%
R$ 71
466
471
567
564
589
607
398
572
97
100
127
112
8
6
23
23
21
23
15
12
1Q12
2Q12
3Q12
4Q12

R$ million								2012
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations /Corporate	Consolidated
Net Revenue	10,802	4,485	151	1,067	229	388	(226)	16,896
Domestic Market	8,478	713	151	1,067	229	388	(531)	10,495
Foreign Market	2,324	3,772	-	-	-	-	305	6,401
Cost of Goods Sold	(8,868)	(2,450)	(82)	(730)	(153)	(286)	497	(12,072)
Gross Profit	1,934	2,035	69	337	76	102	271	4,824
Selling, General and Administrative Expenses	(617)	(59)	(21)	(95)	(22)	(68)	(626)	(1,508)
Depreciation	751	190	7	139	17	26	86	1,216
Adjusted EBITDA	2,068	2,166	55	381	71	60	(269)	4,532
Adjusted EBITDA Margin	19%	48%	36%	36%	31%	15%		27%

R$ million								2011
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations /Corporate	Consolidated
Net Revenue	9,478	5,856	143	1,023	183	333	(496)	16,520
Domestic Market	8,190	834	143	1,023	183	333	(565)	10,142
Foreign Market	1,287	5,022	-	-	-	-	69	6,378
Cost of Goods Sold	(7,038)	(2,185)	(85)	(667)	(105)	(268)	549	(9,801)
Gross Profit	2,440	3,671	57	356	78	65	53	6,719
Selling, General and Administrative Expenses	(471)	(64)	(18)	(90)	(25)	(68)	(443)	(1,180)
Depreciation	607	162	6	105	22	23	4	929
Adjusted EBITDA	2,575	3,768	45	371	75	20	(386)	6,468
Adjusted EBITDA Margin	27%	64%	31%	36%	41%	6%		39%

The Company’s consolidated results by business segment are presented below:

7

Steel

Scenario

According to the World Steel Association (WSA) global crude steel production totaled 1.5 billion tonnes in 2012, 1% higher than in 2011, with China, responsible for 709 million tonnes, recording growth of 4%. Existing global capacity use fell from 76.1% in November to 73.2% in December.

Global apparent steel consumption is expected to increase by 2.1% in 2012 (2.5% for China). WSA expects global apparent steel consumption growth of 3.2% in 2013, totaling 1.46 billion tonnes, with China predicted to account for 659 million tonnes.

According to the Brazilian Steel Institute (IABr), annual domestic production totaled 34.7 million tonnes of crude steel in 2012, 1.5% less than in the previous year, while rolled flat steel production reached 15.1 million tonnes, up by 8%.

Domestic flat steel sales remained stable over 2011 at 11.3 million tonnes, while exports fell by 10% to 1.9 million tonnes.

Apparent flat steel consumption in Brazil came to 13.4 million tonnes, 1% down on 2011, while imports totaled 2.0 million tonnes, down by 11%.

The IABr expects domestic sales growth of 7.7% in 2013, fueled by government measures such as the reduction in electricity tariffs, the increase in import taxes for certain steel products and the end of the fiscal war between the States. It also expects apparent flat and long steel consumption of 26.4 million tonnes, 4.3% up on 2012.

Automotive

According to ANFAVEA (the National Auto Manufacturers’ Association), vehicle production totaled 0.9 million units in 4Q12, 3% down on 3Q12, totaling 3.3 million units in 2012, 2% less than in 2011.

Vehicle sales totaled 1.0 million units in the fourth quarter, 6% less than in 3Q12. In 2012 as a whole, however, sales reached 3.8 million units, 5% more than in 2011, thanks to the government’s measures to encourage consumption, such as the reduction in IPI (federal VAT). Exports, on the other hand, fell by 20% in both periods, to 120 thousand and 442 thousand units, respectively.

FENABRAVE (the National Vehicle Distributors’ Association) expects car and light commercial vehicle sales to increase by 3.0% in 2013, while ANFAVEA estimates growth of between 3.5% and 4.5%, including trucks and buses.

Construction

Sinduscon (the Builders’ Association in the São Paulo State) estimates that the construction segment will end 2012 with growth of 4%, while the FGV (Fundação Getúlio Vargas) expects the building material industry and retail sales to expand by 1.9% and 8.2% respectively.

According to ABRAMAT (the Brazilian Construction Material Manufacturers’ Association), domestic sales of building materials increased by 1.4% in 2012.

In 2013, the industry is expected to benefit from lower taxes and higher investments in infrastructure. ABRAMAT estimates sales growth of 4.5% in 2013 versus 2012, fueled by a greater number of property launches and the construction of homes within the government’s Minha Casa, Minha Vidahousing program. In addition, highway, railway, port and airport concession programs and works related to the World Cup are expected to gain momentum.

Home Appliances

According to Eletros (the Home Appliance and Consumer Electronics Manufacturers’ Association), the home appliance segment closed 2012 with 15% growth in the sales of washing machines, refrigerators and stoves.

8

With the extension of IPI tax exemption on home appliances until the end of January, and its gradual increase from February through June 2013, Eletros has reviewed its estimates and now expects home appliances sales growth of 20% in 2012 and 10% in 2013.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 1.1 million tonnes in 4Q12, 3% more than in 3Q12, and 4.4 million tonnes in 2012, 1.5% up on 2011.

Purchases by the associated network came to 1.1 million tonnes in 4Q12, 4% more than in 3Q12, and 4.3 million tonnes in 2012, 5.2% higher than in 2011. Inventories closed the year at 944 thousand tonnes, 1.1% higher than in November and 5.7% up on 2011, representing turnover of 3 months of sales.

INDA expects flat steel sales by distributors to grow by between 5% and 6% in 2013.

Consolidated Sales Volume

CSN sold a record of 5.8 million tonnes of steel products in 2012, 19% up on the year before, 77% of which on the domestic market, 20% by overseas subsidiaries and 3% through direct exports.

In 4Q12, CSN’s steel sales totaled 1.5 million tonnes, 5% less than in 3Q12, when the Company posted record sales. Of total sales, 77% were commercialized on the domestic market, 20% sold by overseas subsidiaries and 3% exported. Second-half sales volume reached 3.1 million tonnes, 30% up year-on-year and a new period record.

Domestic Sales Volume

CSN’s domestic steel sales totaled 4.5 million tonnes in 2012, 7% more than in 2011 and a new annual record.

Fourth-quarter sales reached 1.2 million tonnes, 7% less than in 3Q12. In 2H12, the Company sold 2.4 million tonnes of steel products, 17% up year-on-year and a new six-month record.

Foreign Sales Volume

Foreign steel sales totaled 1.3 million tonnes in 2012, 96% more than in 2011 due to the consolidation of SWT’s results as of February 2012. Of this total, 1.2 million tonnes were sold through subsidiaries abroad, while direct exports came to 145 thousand tonnes.

Foreign sales amounted to 343 thousand tonnes in 4Q12, 305 thousand tonnes of which through overseas subsidiaries, with SWT alone accounting for 188 thousand tonnes. Direct exports totaled 38 thousand tonnes.

Prices

Net revenue per tonne averaged R$1,849 in 4Q12, 2% more than the R$1,815 recorded in 3Q12.

Consolidated Net Revenue

Net revenue from steel operations reached the record figure of R$10,802 million in 2012, 14% up on 2011, basically due to the upturn in sales volume in the domestic and foreign markets.

Net revenue from steel operations totaled R$2,835 million in 4Q12, 3% down on 3Q12, essentially due to the reduction in sales volume. However, in 2H12 net revenue reached R$5,752 million, 23% up on 2H11 and another period record.

Consolidated Cost of Goods Sold (COGS)

Steel segment COGS reached R$8,868 million in 2012, 26% up on the 2011 figure, chiefly due to the increase in sales volume and the higher cost of raw materials.

COGS from steel operations totaled R$2,305 million in 4Q12, 1% down on 3Q12.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$2,068 million in 2012, 20% down on 2011, basically due to the upturn in raw material costs. The adjusted EBITDA margin reached 19%.

9

In 4Q12, adjusted steel segment EBITDA totaled R$564 million, with a margin of 20%, due to variations in revenue and costs.

Production

The Presidente Vargas Steelworks (UPV) produced 4.8 million tonnes of crude steel and 4.7 million tonnes of rolled flat steel in 2012, virtually identical to the year before.

In 4Q12, crude and rolled steel output totaled 1.1 and 1.3 million tonnes, respectively.

Production (in thousand t)	4Q12	3Q12	Year		Change
			2012	2011	4Q12 x 3Q12	2012 x 2011
Crude Steel (P. Vargas Mill)	1,143	1,292	4,847	4,874	-12%	-1%
Purchased Slabs from Third Parties	137	0	137	0	-	-
Total Crude Steel	1,280	1,292	4,984	4,874	-1%	2%
Total Rolled Products	1,257	1,168	4,704	4,699	8%	0%

Production Costs (Parent Company)

In 2012, the Presidente Vargas Steelworks’ total production costs totaled R$6,527 million, 9% more than in 2011, due to:

  Raw Materials: increase of R$112 million, primarily related to higher consumption of coke and slabs acquired from third-parties;

  Labor: growth of R$28 million, thanks to the pay rise following the collective bargaining agreement;

•     Other production costs: upturn of R$292 million due to scheduled maintenance;

  Depreciation: increase of R$125 million due to new incorporation of assets.

In the fourth quarter, Presidente Vargas Steelworks’ total production costs came to R$1,718 million, 4% more than in 3Q12, due to the R$69 million increase in total raw material costs, essentially due to slabs purchased from third parties, amounting to R$144 million, as a result of scheduled maintenances.  Such increase was partially offset by the R$75 million reduction in the cost of other raw materials, mostly coal and coke.

10

Mining

Scenario

In 2012 the seaborne iron ore market was marked by price volatility, reflecting the global economic uncertainties. After peaking at US$151.25/dmt in April, the Platts IO Fines 62% CFR China price index fell to US$88.50/dmt in September, closing the year at US$144.50/dmt.

Fueled by this scenario, the seaborne iron ore market grew by 7% in 2012, reaching 1,074 million tonnes, sustained by China, which accounted for 66% of total sales volume. Annual Chinese iron ore seaborne imports increased by 10% over 2011.

Thanks to the urbanization projects and the investments in infrastructure announced by the Chinese government in September, the country’s iron ore consumption should continue to expand.

In 2012, Brazil maintained its strong position in the seaborne iron ore market, with sales of 322 million tonnes, despite the 1% reduction in exports due to the strong rainfall at the beginning of the year.

In the fourth quarter, the iron ore market was marked by price hikes, reflecting the improved performance of the Chinese economy, as well as the decline in iron ore inventories in the Chinese ports, weaker Indian exports and the approach of the rainy season in Brazil and Australia. The iron ore quality premium varied between US$2.00 and US$2.30/dmt for 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$21/wmt.

Iron ore sales

In 2012, sales of finished iron ore products totaled 25.8 million tonnes1, 12% down on 2011, 14.0 million of which sold by Namisa. Total exports reached 25.1 million tonnes.

In 4Q12, sales of finished iron ore products amounted to 6.4 million tonnes, entirely allocated to exports, 2% down on 3Q12. Of this total, 1.9 million tonnes were sold by Namisa1.

Iron ore volume for own consumption was 6.1 million tonnes in 2012 and 1.5 million tonnes in 4Q12.

Considering CSN’s 60% interest in Namisa, consolidated iron ore sales came to 20.2 million tonnes in 2012, 15% down on 2011, and 5.7 million tonnes in the fourth quarter, 19% up on 3Q12.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$4,485 million in 2012, 23% less than in 2011, due to lower iron ore prices and the reduction in sales volume.

In 4Q12, net revenue from mining amounted to R$1,301 million, 39% up on 3Q12, due to the increase in consolidated iron ore sales and higher prices in the period.

Cost of Goods Sold (COGS)

Mining COGS amounted to R$2,450 million in 2012, 12% more than in 2011, chiefly due to the upturn in production costs.

Fourth-quarter mining COGS totaled R$769 million, 35% up on the previous three months, primarily due to the increase in iron ore sales in consolidated terms and higher production costs.

Adjusted EBITDA

In 2012, adjusted EBITDA from mining operations totaled R$2,166 million, 43% less than in 2011, basically due to the reduction in net revenue and the increase in COGS. The adjusted EBITDA margin from mining operations was 48%.

In 4Q12, adjusted EBITDA from mining operations totaled R$572 million, 44% up on 3Q12, essentially due to the increase in net revenue, partially offset by higher COGS. The adjusted EBITDA margin stood at 44%.

11

Logistics

Scenario

Railway Logistics

According to ABIFER (Brazilian Railway Industry Association), Brazilian rail sector revenue should reach R$4.3 billion in 2012, virtually identical to the 2011 figure.

Aiming to reduce infrastructure bottlenecks, the Brazilian government announced the construction of 15,000 km of rail track in the coming years, 5,000 km of which under the Growth Acceleration Program (PAC) and 10,000 km as concessions.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled approximately 671 million tonnes of cargo in 9M12, 3.8% up year-on-year, with bulk solids totaling 404 million tonnes, up by 2.8%. Container handling amounted to 5.9 million TEUs1, 4.4% more than in the same period of 2011.

The government announced investments of R$54 billion in the port sector through 2017, including dredging works and projects to renovate port infrastructure and expand cargo handling capacity, in addition to R$2.6 billion allocated to railway access routes.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

In 2012, net revenue from railway logistics totaled R$1,067 million, COGS stood at R$730 million and adjusted EBITDA amounted to R$381 million, accompanied by an adjusted EBITDA margin of 36%.

In 4Q12, net revenue from railway logistics totaled R$271 million, COGS amounted to R$188 million and adjusted EBITDA totaled R$94 million, with an adjusted EBITDA margin of 35%.

Port Logistics

In 2012, net revenue from port logistics amounted to R$151 million, COGS totaled R$82 million and adjusted EBITDA stood at R$55 million, with an adjusted EBITDA margin of 36%.

In 4Q12, net revenue from port logistics amounted to R$42 million, COGS totaled R$21 million and adjusted EBITDA stood at R$18 million, with an adjusted EBITDA margin of 43%.

Cement

Scenario

Preliminary figures from SNIC (the National Cement Industry Association) indicate domestic cement sales of 68.3 million tonnes in 2012, 6.9% up on the year before. According to SECEX (the Foreign Trade Secretariat), cement imports totaled 977 thousand tonnes in 2012, 10.4% less than in 2011.

Analysis of Results

Cement sales totaled 2.0 million tonnes in 2012, net revenue amounted to R$388 million, COGS reached R$286 million, and adjusted EBITDA totaled R$60 million, with an adjusted EBITDA margin of 15%.

In 4Q12, cement sales totaled 483 thousand tonnes, net revenue amounted to R$98 million, COGS amounted to R$67 million, and adjusted EBITDA totaled R$23 million, with an adjusted EBITDA margin of 23%.

12

Energy

Scenario

According to the Energy Research Company (EPE), in 2012 Brazilian electricity consumption increased by 3.5% over 2011, led by the commercial and residential segments which recorded respective growth of 7.9% and 5.0%. Industrial consumption remained flat in the year.

Analysis of Results

In 2012, net revenue from the energy segment amounted to R$229 million, COGS totaled R$153 million and adjusted EBITDA reached R$71 million, with an adjusted EBITDA margin of 31%.

In the fourth quarter, net revenue amounted to R$61 million, COGS stood at R$47 million and adjusted EBITDA was R$12 million, with an adjusted EBITDA margin of 20%.

Capital Market

In 4Q12, CSN’s shares appreciated by 4%, outpacing the IBOVESPA’s 3% upturn in the same period. Daily traded volume in CSN’s shares averaged R$55 million in 4Q12 and R$63 million in 2012.

On the NYSE, CSN’s ADRs appreciated by 3% in 4Q12, versus the Dow Jones’ 2% depreciation. Daily traded volume in CSN’s ADRs averaged US$36 million in 4Q12 and US$42 million in 2012.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	4Q12	2012
N# of shares	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	11.86	11.86
Closing price (US$/share)	5.81	5.81
Market Capitalization (R$ million)	17,292	17,292
Market Capitalization (US$ million)	8,464	8,464
Total return including dividends and interest on equity
CSNA3 (%)	4%	-17%
SID (%)	3%	-25%
Ibovespa	3%	7%
Dow Jones	-2%	7%
Volume
Average daily (thousand shares)	4,958	4,805
Average daily (R$ Thousand)	55,292	63,050
Average daily (thousand ADRs)	6,746	6,130
Average daily (US$ Thousand)	36,171	42,111
Source: Economática

Shareholder’s Remuneration

Management’s proposal for the remuneration of CSN’s shareholders, to be submitted to the next Annual Shareholders’ Meeting, envisages the payment of R$860 million in dividends and interest on equity.

On December 27, 2012, the Board of Directors approved the payment of dividends to shareholders arising from the profit reserves account (working capital), at the amount of R$300 million. This amount, paid on January 7, 2013, constitutes anticipation of the minimum mandatory dividends for fiscal year 2012, to be ratified in the Annual Shareholders’ Meeting.

13

Webcast – 4Q12 and 2012 Earnings Presentation

Conference Call in Portuguese
with Simultaneous Translation into English

April 1st, 2013 - Monday

9:00 a.m. – US EST

10:00 a.m. – Brasília time

Connecting Number: +1 (646) 843-6054

Conference ID: CSN
Webcast: www.csn.com.br/ir

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.   CSN recorded consolidated net revenue of R$16.9 billion in 2012.

The Company uses adjusted EBITDA to measure the performance of its various segments and their operating cash flow generation capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, equity income and other operating revenue (expenses). However, although it is used to measure segment results, adjusted EBITDA is not a measure recognized by Brazilian accounting practices or International Financial Reporting Standards (IFRS), has no standard definition and therefore should not be compared to similar indicators adopted by other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

14

INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)

	4Q11	3Q12	4Q12	2011	2012
Net Revenues	4,166,690	4,267,174	4,596,524	16,519,584	16,896,264
Domestic Market	2,453,160	2,844,738	2,772,694	10,141,916	10,495,642
Foreign Market	1,713,530	1,422,436	1,823,830	6,377,668	6,400,622
Cost of Goods Sold (COGS)	(2,558,424)	(3,103,390)	(3,235,163)	(9,800,844)	(12,072,206)
COGS, excluding depreciation	(2,316,648)	(2,809,463)	(2,908,498)	(8,908,547)	(10,893,322)
Depreciation allocated to COGS	(241,776)	(293,927)	(326,665)	(892,297)	(1,178,884)
Gross Profit	1,608,266	1,163,784	1,361,361	6,718,740	4,824,058
Gross Margin (%)	39%	27%	30%	41%	29%
Selling Expenses	(225,909)	(228,365)	(339,637)	(596,978)	(923,479)
General and Administrative Expenses	(161,293)	(153,458)	(126,002)	(545,644)	(547,590)
Depreciation allocated to SG&A	(9,625)	(9,677)	(9,553)	(37,071)	(36,970)
Other operation income (expense), net	(115,663)	(114,863)	(163,730)	217,875	(2,673,370)
Equity interest in subsidary	-	(79)	(873)	-	(952)
Operational Income before financial results	1,095,776	657,342	721,566	5,756,922	641,697
Net Financial Results	(497,203)	(496,677)	(549,629)	(2,005,803)	(1,992,405)
Income before social contribution and income taxes	598,573	160,665	171,937	3,751,119	(1,350,708)
Income Tax and Social Contribution	218,574	(1,570)	144,200	(83,885)	870,134
Net Income	817,147	159,095	316,137	3,667,234	(480,574)
Attributed to Controlling Shareholders	831,843	169,714	331,839	3,706,033	(420,113)
Attributed to Non-Controlling Shareholders	(14,696)	(10,619)	(15,702)	(38,799)	(60,461)
Adjusted EBITDA	1,462,840	1,075,888	1,222,387	6,468,415	4,531,873
Adjusted EBITDA Margin (%)	35%	25%	27%	39%	27%

15

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$)
	4Q11	3Q12	4Q12	2011	2012
Net Revenues	2,814,071	2,774,202	2,900,511	10,754,587	10,640,617
Domestic Market	2,317,556	2,555,478	2,644,995	9,243,733	9,644,187
Foreign Market	496,515	218,724	255,516	1,510,854	996,430
Cost of Goods Sold (COGS)	(1,954,800)	(2,158,245)	(2,049,827)	(7,257,670)	(8,039,597)
COGS, excluding depreciation	(1,752,809)	(1,933,223)	(1,818,824)	(6,527,640)	(7,147,092)
Depreciation allocated to COGS	(201,991)	(225,022)	(231,003)	(730,030)	(892,505)
Gross Profit	859,271	615,957	850,684	3,496,917	2,601,020
Gross Margin (%)	31%	22%	29%	33%	24%
Selling Expenses	(88,601)	(84,573)	(85,719)	(329,801)	(314,510)
General and Administrative Expenses	(93,086)	(78,632)	(81,951)	(348,562)	(324,185)
Depreciation allocated to SG&A	(3,498)	(3,857)	(3,585)	(12,853)	(14,452)
Other operation income (expense), net	(54,138)	(101,682)	(84,206)	(203,748)	(1,688,194)
Equity interest in subsidary	753,566	341,677	482,795	4,397,137	1,331,593
Operational Income before financial results	1,373,514	688,890	1,078,018	6,999,090	1,591,272
Net Financial Results	(795,284)	(661,975)	(695,735)	(3,533,524)	(3,033,404)
Income before social contribution and income taxes	578,230	26,915	382,283	3,465,566	(1,442,132)
Income Tax and Social Contribution	253,613	142,799	(50,444)	240,467	1,022,019
Net Income	831,843	169,714	331,839	3,706,033	(420,113)

16

BALANCE SHEET
Corporate Law – In Thousand of R$
	Consolidated		Parent Company
	2012	2011	2012	2011
Current Assets	21,121,945	21,944,306	8,386,446	8,886,953
Cash and Cash Equivalents	14,444,875	15,417,393	2,995,757	2,073,244
Trade Accounts Receivable	1,794,566	1,617,743	2,146,909	3,516,800
Inventory	3,580,025	3,734,984	2,704,302	2,885,617
Other Current Assets	1,302,479	1,174,186	539,478	411,292
Non-Current Assets	28,173,283	24,925,396	38,539,088	36,695,864
Long-Term Assets	4,137,310	4,856,721	3,526,732	3,852,937
Investments	2,351,774	2,088,225	23,356,506	22,573,890
Property, plant and equipment	20,408,747	17,377,076	11,636,182	10,247,845
Intangible	1,275,452	603,374	19,668	21,192
TOTAL ASSETS	49,295,228	46,869,702	46,925,534	45,582,817
Current Liabilities	6,408,076	6,496,947	5,700,760	7,351,509
Suppliers	1,957,789	1,232,075	1,193,726	667,886
Taxes and Contributions	336,348	325,132	118,365	122,648
Loans and Financing	2,295,409	2,702,083	2,621,503	4,330,141
Dividends Payable	301,618	928,924	301,618	927,881
Other Current Provisions	1,516,912	1,308,733	1,465,548	1,302,953
Non-Current Liabilities	33,879,639	31,955,585	32,607,877	30,245,487
Loans, Financing and Debentures	27,856,350	25,186,505	21,518,489	19,005,495
Deferred Income Tax and Social Contribution	284,110	37,851	-	-
Others	4,388,451	5,593,520	8,927,096	9,718,976
Other Non-Current Provisions	1,350,728	1,137,709	2,162,292	1,521,016
Shareholder's Equity	9,007,513	8,417,170	8,616,897	7,985,821
Capital	4,540,000	1,680,947	4,540,000	1,680,947
Capital Reserve	30	30	30	30
Retained Earnings	3,690,543	7,671,620	3,690,543	7,671,620
Other Comprehensive Income	386,324	(1,366,776)	386,324	(1,366,776)
Non-Controlling Shareholder's Interests	390,616	431,349	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	49,295,228	46,869,702	46,925,534	45,582,817

17

CASH FLOW STATEMENT
CONSOLIDATED – Corporate Law – (In Thousand of R$)
	2011	4Q12	2012
Cash Flow from Operating Activities	4,201,780	2,006,641	3,487,500
Net income for the period	3,667,234	316,137	(480,574)
Foreign exchange and monetary variations, net	(250,083)	1,249,949	996,810
Provision for financial expenses	2,650,622	521,643	2,249,123
Depreciation, exhaustion and amortization	948,251	340,627	1,230,651
Results from sale of securities	(698,164)	-	-
Write-off of permanent assets	54,727	(4,283)	5,246
Equity Results	-	873	952
Impairment of Available for Sale Securities	-	-	2,022,793
Result from derivative financial instruments	110,009	7,087	4,975
Deferred income taxes and social contribution	(52,542)	(148,732)	(1,075,156)
Provisions	31,872	(25,475)	292,029
Working Capital	(2,260,146)	(251,185)	(1,759,349)
Accounts Receivable	(339,427)	(212,944)	(237,873)
Inventory	(410,264)	(50,520)	200,893
Receivables from joint subsidiaries	471,666	113,145	(3,774)
Suppliers	544,300	401,524	663,198
Taxes and Contributions	(143,839)	41,101	(40,533)
Interest Expenses	(2,506,376)	(576,551)	(2,348,402)
Judicial Deposits	(20,253)	55,114	39,023
Others	144,047	(22,054)	(31,881)
Cash Flow from Invesment Activities	(5,275,011)	(785,511)	(3,539,653)
Derivatives	(57,157)	2,927	57,740
Acquisition of Controlled Companies	-	(647)	(301,192)
Investiments	(2,126,493)	-	(166,915)
Fixed Assets/Deferred/Intangible	(4,401,532)	(787,791)	(3,144,166)
Disposal of Investments	1,310,171	-	-
Cash from acquisitions of controlled companies	-	-	14,880
Cash Flow from Financing Activities	4,740,715	(134,674)	(748,879)
Issuances	7,824,012	44,803	3,721,945
Amortizations	(1,469,206)	(182,956)	(2,523,828)
Principal payment - acquisition of controlled companies	-	3,481	(803,456)
Dividends / Interest on equity	(1,856,381)	(2)	(1,199,734)
Payment of Capital - Non-Controlling Shareholders	242,290	-	56,194
Foreign Exchange Variation on Cash and Cash Equivalents	1,510,631	(1,195,292)	(171,486)
Free Cash Flow	5,178,115	(108,836)	(972,518)

18

SALES VOLUME AND NET REVENUE PER UNIT (STEEL)

CONSOLIDATED
SALES VOLUME (thousand tonnes)
	4Q11	3Q12	4Q12	2011	2012
DOMESTIC MARKET	1,050	1,257	1,163	4,216	4,495
Slabs	-	-	2	15	2
Hot Rolled	490	583	554	1,951	2,111
Cold Rolled	165	253	199	770	832
Galvanized	255	308	286	991	1,105
Tin Plate	140	113	122	489	445
FOREIGN MARKET	146	332	342	680	1,334
Slabs	-	-	-	-	-
Hot Rolled	4	2	2	13	17
Cold Rolled	10	13	14	49	52
Galvanized	98	96	103	457	413
Tin Plate	34	30	35	161	129
Steel Profiles	-	191	188	-	724
TOTAL MARKET	1,196	1,589	1,505	4,896	5,829
Slabs	-	-	2	15	2
Hot Rolled	494	585	556	1,964	2,128
Cold Rolled	175	266	213	819	884
Galvanized	353	404	389	1,448	1,518
Tin Plate	174	143	157	650	574
Steel Profiles	-	191	188	-	724

PARENT COMPANY
SALES VOLUME (thousand tonnes)

	4Q11	3Q12	4Q12	2011	2012
DOMESTIC MARKET	1,035	1,247	1,176	4,245	4,528
Slabs	-	-	2	15	2
Hot Rolled	484	568	565	1,964	2,129
Cold Rolled	165	255	203	781	841
Galvanized	248	306	284	993	1,110
Tin Plate	138	118	123	493	447
FOREIGN MARKET	97	35	38	384	145
Slabs	-	-	-	19	-
Hot Rolled	31	1	1	123	1
Cold Rolled	30	-	-	60	0
Galvanized	2	4	2	22	15
Tin Plate	34	30	35	161	128
TOTAL MARKET	1,132	1,282	1,214	4,629	4,673
Slabs	-	-	2	35	2
Hot Rolled	515	569	565	2,086	2,130
Cold Rolled	195	255	203	840	841
Galvanized	250	310	286	1,015	1,125
Tin Plate	172	148	158	654	575

CONSOLIDATED NET REVENUE PER UNIT (R$/ton)

	4Q11	3Q12	4Q12	2011	2012
TOTAL MARKET	1,886	1,815	1,849	1,890	1,821

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.